Exhibit 99.1

Fanhua Announces Third Quarter 2020 Conference Call and Provides
Preliminary Third Quarter 2020 Financial Results

GUANGZHOU, China, November 5, 2020, Eastern Standard Time, (GLOBE NEWSWIRE) - Fanhua Inc. (“Fanhua” or “the Company”) (Nasdaq: FANH), a leading independent financial services provider in China, today announced that it will release its unaudited financial results for the third quarter 2020 after the close of the U.S. financial markets on November 24, 2020 Eastern Time.

Mr. Chunlin Wang, chairman & CEO and Mr. Peng Ge, CFO will host a conference call to discuss the third quarter 2020 financial results at:

Time: 8:00 p.m. Eastern Standard Time on November 24, 2020

   or 9:00 a.m. Beijing/Hong Kong Time on November 25, 2020

Conference Call Preregistration: http://apac.directeventreg.com/registration/event/3674096

Additionally, a live and archived webcast of the conference call will be available at Fanhua’s investor relations website: https://edge.media-server.com/mmc/p/2enqmuag

The Company also provided its preliminary unaudited financial results for the third quarter of 2020. The Company’s new life insurance business in annualized premiums equivalent is estimated to be approximately RMB330 million; revenues are estimated to be approximately RMB810 million, and adjusted operating income excluding share-based compensation expenses is estimated to be approximately RMB70 million for the third quarter of 2020.

The Company had originally expected a strong finish to the third quarter of 2020, following the post Covid-19 economic recovery in China. However, the industry was in a more challenging situation than the Company had anticipated. In the past two years, the industry has seen a gradual transformation in the insurance distribution model, a trend that has been further accelerated by the pandemic. In response, both insurance companies and our competitors have been aggressively recruiting and retaining agents. By contrast, due to the changing internal and external environment of China’s post-pandemic insurance industry, Fanhua has further refined its business strategy with an increased focus on the quality of its agents by building a “a professional sales force, digital capability and open platform”, shifting from its previous expansion model that largely focused on increasing headcount. With intensified competition amid industry downturn and the Company’s strategy refinement, the Company’s agent recruitment slowed in the third quarter of 2020 and as a result, the Company’s premium growth during the quarter was negatively affected. The Company anticipates over time the increased agent productivity will be a core driver of increased profit growth.

Mr. Wang Chunlin, Chairman and CEO of Fanhua said, “Although the strategy refinement may not provide immediate sales boost, we believe it is the right strategy to drive competitiveness and growth over the long term. With that in place, management is confident that we will be back on track for rapid growth in the second half of 2021.”

Fanhua estimates that its life insurance gross written premiums will be approximately RMB2.3 billion during the third quarter of 2020, increasing by 13% year-on-year. As it expects its main business and operating cash flow to remain stable, the Company will continue its 2020 quarterly dividend policy of $0.25 for the third quarter and fourth quarter of 2020.

About Fanhua Inc.

Fanhua Inc. is a leading independent financial services provider. Through our online platforms and offline sales and service network, we offer a wide variety of financial products and services to individuals, including life and property and casualty insurance products. We also provide insurance claims adjusting services, such as damage assessments, surveys, authentications and loss estimations, as well as value-added services, such as emergency vehicle roadside assistance.

Our online platforms include: (1) Lan Zhanggui, an all-in-one platform which allows our agents to access and purchase a wide variety of insurance products, including life insurance, auto insurance, accident insurance, travel insurance and standard health insurance products from multiple insurance companies on their mobile devices; (2) Baowang (www.baoxian.com), an online entry portal for comparing and purchasing health, accident, travel and homeowner insurance products and (3) eHuzhu (www.ehuzhu.com), a non-profit online mutual aid platform in China.

As of June 30, 2020, our distribution and service network are consisted of 775 sales outlets covering 21 provinces and 118 service outlets covering 31 provinces.

For more information about Fanhua Inc., please visit http://ir.fanhuaholdings.com/.

Forward-looking Statements

This press release contains statements of a forward-looking nature. These statements, including the statements relating to the Company’s future financial and operating results, are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “will,” “expects,” “believes,” “anticipates,” “intends,” “estimates” and similar statements. Among other things, management's quotations and the Business Outlook section contain forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about Fanhua and the industry. Potential risks and uncertainties include, but are not limited to, those relating to its ability to attract and retain productive agents, especially entrepreneurial agents, its ability to maintain existing and develop new business relationships with insurance companies, its ability to execute its growth strategy, its ability to adapt to the evolving regulatory environment in the Chinese insurance industry, its ability to compete effectively against its competitors, quarterly variations in its operating results caused by factors beyond its control and macroeconomic conditions in China, future development of COVID-19 outbreak and their potential impact on the sales of insurance products. All information provided in this press release is as of the date hereof, and Fanhua undertakes no obligation to update any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although Fanhua believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results. Further information regarding risks and uncertainties faced by Fanhua is included in Fanhua's filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F.

CONTACT: Investor Relations

Tel: (8620) 83883191

Email: qiusr@fanhuaholdings.com